October 19, 2007

Mail Stop 4561

Mr. James Karlak
President and Chief Executive Officer
Systems Management Solutions, Inc.
4703 Shavano Oak, Suite 104
San Antonio, TX 78249

> **Re: Systems Management Solutions, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Forms 10-QSB for the quarters ended March 31 and June 30, 2007**
> **Filed April 17, 2007**
> **File No. 000-30803**

Dear Mr. Karlak:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Consolidated Statements of Operations, page F-3

1. We note that you have classified all of the identifiable assets of your alternative fuels segment as held for sale. We also note from your disclosures on pages 6 and F-10 that you are currently soliciting buyers for the SMSE plant. In that regard, please revise to classify the operations of SMSE as discontinued in your consolidated

statements of operations or advise us why a revision is unnecessary. Refer to paragraphs 41-44 of SFAS 144.

Note 13 – Operating Segments and Related Information, page F-14

2. In future filings please reconcile "Profit from Operations" to consolidated income before income taxes, extraordinary items and discontinued operations and reconcile "Identifiable Assets" to consolidated assets. Refer to paragraph 32 of SFAS 131.

Exhibit 31

3. In future filings please 1) remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity, 2) refer to the document as "report" rather than "quarterly" or "annual" report and 3) refer to Systems Management Solutions, Inc. as "small business issuer" rather than "registrant." Refer to Item 601(b)(31) of Regulation S-B.

Exhibit 32

4. Please amend your 10-KSB to include section 906 certifications applicable to the 2006 Form 10-KSB. Your current certifications reference Form 10-KSB for the year ended December 31, 2005.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3429 if you have questions.

Sincerely,

Kristi Marrone
Staff Accountant